January 30, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (617) 937-1929

John N. Spinney, Jr.
Senior Vice President and Chief Financial Officer
Investors Financial Services Corp.
200 Clarendon Street
Boston, Massachusetts 02116


Re:	Investors Financial Services Corp.
	Form 10-K filed February 28, 2005
	File No. 0-26996

Dear Mr. Spinney:

	We have reviewed your response letter dated June 7, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations - page 23

Critical Accounting Policies - page 24

1. We refer to your response to comments 1 and 2(b) in your letter dated June 7, 2005 in which you state the following:
* The restatement resulted from a change to the retrospective method for MBS securities required by GAAP and not from a change of assumptions or from the selection between two alternative methods under GAAP.

* Critical accounting estimates and assumptions are not involved in applying SFAS 91 under the retrospective method since prepayment rates or interest rate factors do not involve a high degree of subjectivity or judgment.

Please address the following with respect to your revised accounting for the amortization of premiums and accretion of discounts under SFAS 91:

a. Identify the authoritative accounting guidance you relied upon in determining that the retrospective method was required by GAAP for MBS securities and not for other ABS securities backed by pools of assets.

b. Explain to us and disclose in future filings how you determined that the three-month actual prepayment experience is an acceptable and adequate measure under the retrospective method for forecasting cash flows to calculate the constant effective yield for mortgage backed securities.

c. Tell us and disclose in future filings the significant assumptions underlying the prepayment estimates used for each of the debt securities for which you apply the retrospective method. Refer to paragraph 19 of SFAS 91.

2. It appears to us that paragraph 19 of SFAS 91 offers the choice of estimating future prepayments for pools of similar loans, for which prepayments are probable and estimable, in calculating the constant effective yield necessary to apply the interest method. Consequently, your adoption of the retrospective method for your MBS securities would appear to represent a critical accounting policy, given that MBS securities represent 66% of your total assets at December 31, 2004. Accordingly we reissue comment 1 of our letter dated May 6, 2005.

3. We refer to your response to comments 2(b) and 9 in your letter dated June 7, 2005, regarding your accounting for amortization of premiums and discounts for securities which were not subject to the restatement in the third quarter of 2004. It appears to us that some of the ABS securities identified in your response are backed by pools of assets which appear to have common characteristics in order to be pooled and securitized. Please clarify how you determined that prepayment rates on such pooled securities cannot be reasonably estimated given the nature of these pooled securities and the presence of a secondary market for these securities.




4. We refer to your response to comments 1(a), 2(f) and 9(a) in your letter dated June 7, 2005, in which you define the retrospective method and the prospective method, and state the following with respect to how you amortize premiums and accrete discounts for your investment portfolio under SFAS 91:

* For your investments in mortgage backed securities you use the retrospective method to amortize premiums and accrete discounts and anticipate prepayments based on the three-month actual prepayment experience;

* For securities not subject to the retrospective method you do not anticipate prepayments when determining the amount of amortization or accretion related to premiums and discounts over the contractual term of the securities using the constant effective yield.

Given the significant differences in application of the
prospective
method and the retrospective method, and considering your
investments
in mortgage backed securities and Federal agency securities were
66%
and 20%, respectively of your total assets at December 31, 2004, please revise the proposed footnote disclosure in your response to Comment 1 to clearly identify the major classes of debt securities accounted for under each method. We further note that paragraph 19 of
SFAS 91 requires specific disclosures about prepayment assumptions for securities subject to the retrospective method.

5. We refer to your response to comment 2(e) in your letter dated June 7, 2005. Please revise future filings to similarly provide discussions in MD&A about the impact of anticipated prepayment rates for mortgage backed securities in the determination of net income under the retrospective method during periods of declining interest rates and rising interest rates.

Form 10-K/A for the year ended December 31, 2003 filed on November
16, 2004

Note 23, Restatement, page F-47

6. We refer to your response to comment 12(a) in your letter dated June 7, 2005. Considering your investment in mortgage backed securities accounted for 64% of your total assets prior to the restatement in 2003, please explain to us how you determined that additional disclosure as to the nature of the investments subject to the restatements was not meaningful to investors.






*	*	*

Closing Comments

      As appropriate, please response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      As appropriate, please response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3423 if your have any questions regarding these comments.


						Sincerely,



						Amit Pande
						Assistant Chief Accountant
Investors Financial Services Corp.
John N. Spinney, Jr.
January 30, 2006
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